SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 3, 2012

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Reports that its Controlling Shareholder Filed an Immediate Report

PARTNER COMMUNICATIONS REPORTS THAT ITS
CONTROLLING SHAREHOLDER FILED AN IMMEDIATE REPORT

Rosh Ha’ayin, Israel, December 2, 2012 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, reports that its controlling shareholder, Scailex Corporation Ltd. ("Scailex"), filed on November 30, 2012 an immediate report regarding a transaction.

For Scailex's full immediate report, see: http://maya.tase.co.il/bursa/report.asp?report_cd=779313 or its informal English translation attached hereto and to our immediate report on Form 6-K to be furnished to the Securities and Exchange Commission on Monday, December 3, 2012.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2011 Annual Report (20-F) filed with the SEC on March 22, 2012, as amended on March 26, 2012. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.
012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972 54 909 9039 E-mail: Yaffa.cohenifrah@orange.co.il

Scailex Corporation Ltd.
("Scailex" or "the Company")
48 Ben Zion Galis St., Petach Tikva 49277
Tel: 03-9057730 Fax: 03-9300424

November 30, 2012

To Israel Securities Authority 22 Kanfei Nesharim St. Jerusalem 95464 (Via Magna)	To Tel-Aviv Stock Exchange 54 Ahad Ha'am St. Tel-Aviv 65202 (Via Magna)

Dear Sir/Madam,

Re: Engagement in an agreement for the sale of a portion of
Partner's shares owned by the Company

(Immediate Report pursuant to Regulation 36(A) of the Securities Regulations (Periodic and Immediate Reports), 5730 - 1970)

The Company is pleased to announce herewith that, on November 30, 2012 (“the Signing Date”), after having received the approval of the Company’s Board of Directors on that date, the Company engaged in an agreement (“the Purchase Agreement”) with S.B. Israel Telecom Ltd. (“the Buyer”), an Israeli special-purpose vehicle (SPV) fully owned (100%) by the Saban Capital Group. According to the purchase transaction (“the Transaction”), the Company shall sell to the Buyer, a total of 47,833,333 ordinary shares of NIS 0.01 par value each of Partner Communications Company Ltd. (“Partner” and “Partner Shares,” as the case may be), which constitute approximately 30.73% of Partner’s issued and paid-up share capital (not on a fully diluted basis and after neutralizing treasury shares) (“Partner’s Share Capital”), all being pursuant to the conditions specified in the Purchase Agreement; the principal conditions are described in this Immediate Report hereunder.

1.	The Transaction

1.1
The Company shall sell and transfer to the Buyer 47,833,333 Partner Shares (“the Shares Being Purchased”), which constitute, as of the date of this report, approximately 30.73% of Partner’s Share Capital. This being in consideration of the assignment of the Advent Loan (as this term is described hereunder) to the Buyer on the Consummation Date (as this term is described hereunder), as well as a payment in cash at the sum of NIS 250 (two hundred and fifty) million, which shall be paid by the Buyer on the Consummation Date (“the Consideration in Cash”). Pursuant to the Agreement, Scailex retains the right to receive the dividends in respect of the Shares Being Purchased on the Consummation Date (“the Share of the Dividend”) at the sum of up to approximately NIS 115 million, pursuant to the conditions prescribed in the Purchase Agreement. The Share of the Dividend reflects a dividend per share at the sum of NIS 2.56994, in respect of each of the Shares Being Purchased on the Consummation Date (as these terms are defined hereunder), this being in respect of dividends that Partner shall distribute at the height of Partner’s distributable profits as of December 31, 2012 (“the Sum of the Share of the Dividend”). The Sum of the Share of the Dividend shall be reduced proportionately (directly proportionate), insofar as Partner’s total distributable profits as of to December 31, 2012 shall be less than NIS 400 million.

1.2	On the Consummation Date, which is to occur no later than three business days after the fulfillment of all of the relevant suspending conditions (“the Consummation Date”):

a.
The Buyer shall assume the Company’s entire debt at the sum of 300 million U.S. Dollars (“USD”), which was provided to the Company by Advent Investment Pte. Ltd. (“Advent”), a Singapore corporation controlled by the Hutchison Group (“the Advent Loan”), and in respect whereof the Company issued the Company’s Series E Notes1 to Advent (“Assignment of the Advent Loan”), and, accordingly, the Company shall be fully released from any indebtedness in respect of the Advent Loan. The Company undertook to assume and to pay all of the applicable interest by virtue of the Advent Loan up until the Consummation Date.

b.
The Company shall sell and transfer 44,850,000 Partner Shares to the Buyer (“the Shares Being Purchased on the Consummation Date”), which constitute, as of the date of this report, approximately 28.82% of Partner’s Share Capital.

c.	The Company shall receive the sum of the Consideration in Cash.

1.3
On the date of the Deferred Consummation Date (as this term is defined hereunder), the Company shall sell and transfer to the Buyer up to 2,983,333 additional Partner Shares (all or a portion thereof, according to the mechanism described hereunder), which constitute, as of the date of this report, approximately 1.92% of Partner’s Share Capital (“the Additional Shares”).2

On the Consummation Date,3 or on any Deferred Consummation Date (one or more) (“the Deferred Consummation Date”), the Company shall transfer a pro rata portion of the Additional Shares to the Buyer, against and on a pro rata basis of the Sum of the Share of the Dividend that was transferred to the Company. The Deferred Consummation Date can occur on one date or on a number of dates and is subject to a part of the suspending conditions.

1.4
If Bank Leumi le-Israel Ltd. (“BLL”) shall seek to realize shares of Partner that it possesses, in respect of a tag-along right that Bank Leumi has vis-à-vis the Company, which could arise as a result of the execution of this Agreement, then the Buyer shall purchase from BLL up to 3,166,677 Partner Shares. Insofar as BLL shall seek to realize additional shares of Partner, then the Company and the Buyer shall severally purchase 50% of such quantity of shares, provided that: (a) the conditions of purchase from Bank Leumi shall be agreed upon by the Company and the Buyer; (b) in no instance shall the Buyer and the Company be required to purchase from Bank Leumi more than 5.3 million shares of Partner.

1	These notes are traded on the Tel-Aviv Stock Exchange Ltd. via TACT – Institutional (Tel-Aviv continuous institutional trading).

2	The quantity of Shares Being Purchased is equal to the Shares Being Purchased on the Consummation Date plus the Additional Shares.

3
Insofar as the entire sum of the deferred consideration is received by the Company in respect of a dividend prior to the Consummation Date, the Additional Shares shall be transferred on the Consummation Date.

1.5
Each party shall assume any tax or expense applicable thereto as a consequence of the execution of the Transaction. Any consideration that shall be transferred to the Company in the Transaction (including assignment of the Advent Loan) shall be subject to withholding tax, insofar as the Company shall not issue an appropriate tax exemption to the Buyer.

1.6
As of the date of this report, the Company holds 69,325,594 Partner Shares, which constitute approximately 44.54% of Partner’s Share Capital. Out of this total of Partner Shares above: (a) 24,380,739 Partner Shares, which constitute approximately 15.7% of Partner’s Share Capital, are pledged in favor of the trustees for the holders of the Company’s notes (Series A through D and F) (“the Secured Public Notes”); (b) 19,056,720 Partner Shares, which constitute approximately 12.2% of Partner’s Share Capital, are pledged in favor of the trustee for the Advent Loan (as this term is defined below), against which the Company issued the Company’s Series E Notes as stated (“Advent’s Pledged Shares”); and (c) 25,888,134 Partner Shares, which constitute approximately 16.6% of Partner’s Share Capital, are free and clear of any lien as stated (“Unencumbered Shares”).4

1.7
The Shares Being Purchased include Advent’s Pledged Shares, the Unencumbered Shares and additional Partner Shares that are free and clear of any lien, which shall constitute approximately 1.92% of Partner’s Share Capital, which the Company shall hold due to purchases that it shall transact on the market and/or as a result of removal of a lien in favor of the holders of the Secured Public Notes as a result of buy-backs of these notes. In any event, apart from Advent’s Pledged Shares (which shall be transferred along with the existing lien on them in favor of Advent), the Shares Being Purchased shall be transferred by the Company to the Buyer being free and clear of any lien.

1.8
Subsequent to the completion of the operations specified above in clause 1, and assuming that the Buyer shall not purchase shares of Partner from BLL as specified above in clause 1.4, on the Consummation Date: the Company and the Buyer are expected to each hold approximately 15.73% and approximately 28.82% of Partner’s Share Capital, respectively; Suny Electronics Ltd. (“Suny”), the controlling shareholder of the Company, which is not a party to the Transaction, shall hold 1.4% of Partner’s Share Capital,5 while the public shall hold the balance of the holdings. Subsequent and subject to the Deferred Consummation Date, on the Consummation Date: the Company and the Buyer are expected to each hold approximately 13.81% and approximately 30.73% of Partner’s Share Capital, respectively; Suny shall hold 1.4% of Partner’s Share Capital,6 while the public shall hold the balance of the holdings. On the Consummation Date, the Company, the Buyer and Suny shall aggregately hold approximately 45.94% of Partner’s Share Capital.

1.9
As of the Consummation Date, the Company and the Buyer intend to act in collaboration, pursuant to the provisions of a shareholders’ agreement that is to be signed between them with respect to their rights in the company and to their relations as controlling shareholders of Partner, the principal provisions of which are described hereunder in clause 8.

4	Suny Electronics Ltd., the controlling shareholder of the Company, holds 1.4% of Partner’s Share Capital; however, it is not a party to the Transaction.

5	Assuming that no change shall occur in its holdings between the Signing Date and the Consummation Date.

6	Assuming that no change shall occur in its holdings between the Signing Date and the Consummation Date.

2.	Representations

The Company and the Buyer gave reciprocal representations within the scope of the Purchase Agreement, each  itself, including representations regarding incorporation, regarding their being qualified to engage in and to execute the Purchase Agreement, regarding third-party consents that are required for their engagement in and execution of the Purchase Agreement. Furthermore, the Company gave additional representations, the principal ones being as follows: (a) representations pertaining to the Company itself: the Company’s ownership of the Shares Being Purchased (and additional rights of third parties to these shares, if any); legal proceedings; a control permit from the Ministry of Communications; liabilities to third parties; and (b) representations pertaining to Partner (and, in some instances, also pertaining to material subsidiaries thereof): share capital; incorporation; no breach of undertakings by Partner due to the engagement in and/or execution of the Purchase Agreement; legal proceedings; licenses; financial statements; liabilities, agreements and material transactions; taxation.

3.	Undertakings during the interim period

The Purchase Agreement includes various undertakings of the Company and the Buyer during the period from the Signing Date until the Consummation Date (“the Interim Period”). Inter alia, the parties shall take action during the Interim Period to execute the Transaction and to obtain third-party approvals that are required for the consummation thereof. The Company also undertook to exercise its rights as a shareholder of Partner, subject to the provisions of any law, so that, during the Interim Period, Partner shall operate under the ordinary course of business (apart from as excepted in the Agreement); the Company also undertook to refrain from any negotiations for and/or engagement in and/or execution of a transaction with third parties (no-shop clause) in relation to the Shares Being Purchased (or other rights in Partner’s Share Capital) and/or in relation to the Advent Loan and/or material assets of Partner.

4.	Suspending Conditions

The consummation of the Transaction on the Consummation Date (or on any Deferred Consummation Date, mutatis mutandis) is subject to the fulfillment of various suspending conditions (unless the party so entitled shall waive fulfillment), the principal ones being as follows: (a) the receipt of the following third-party consents: the Ministry of Communications (as required pursuant to the licenses under which Partner operates); the Antitrust Commissioner (if compulsory); the holders of the public notes; the Hutchison Group; Mizrahi Tefahot Bank Ltd.; (b) no legal proceedings or amendment of law has occurred that could prevent the execution of the Transaction; (c) tax pre-ruling in relation to the Buyer (whereby, if the execution date shall occur after 30 days have elapsed since the Signing Date of the Purchase Agreement, such a tax pre-ruling shall not constitute a suspending condition); (d) concurrent closing of the assignment agreement between the Buyer and Hutchison Group; (e) completion of a due diligence process by the Buyer by December 27, 2012 regarding the Company and Partner, in such manner that no Adverse Findings, as defined in the Purchase Agreement, shall have been discovered; (f) the accuracy of every material aspect of the parties’ representations on the Consummation Date; (g) the parties having complied with every material aspect of their undertakings during the Interim Period; (h) no Material Adverse Effect, as this term is defined in the Purchase Agreement, has occurred; no breach of undertakings to a material extent or escalation of a debt of Partner has occurred; (i) removal of the lien on the Shares Being Purchased (apart from the lien on Advent’s Pledged Shares), if any; (j) appointment of directors to Partner’s Board of Directors pursuant to the shareholders’ agreement, as specified hereunder in clause 8.3.

5.	Indemnification

The Company undertook to indemnify the Buyer in respect of any damage that might be caused to the Buyer as a result of or in relation to a breach of representations stipulated by the Company pursuant to the Purchase Agreement in relation to the Company and to Partner, provided that the total of the accumulated damages, in respect whereof the Buyer shall be entitled to indemnification as stated, shall not be less than USD 1.5 million (and, insofar as this situation shall transpire, the right to indemnification shall apply from the first dollar) and shall not exceed USD 60 million; all being in accordance with and subject to the dates, prescription periods, exceptions, proceedings, exclusions and additional conditions prescribed in the Purchase Agreement.

6.	Cancellation of the Agreement

The Agreement shall be cancelled or may be cancelled, as the case may be, in the following instances: (a) with the consent of the parties; (b) by the Company or the Buyer, in the following instances: (1) if the Purchase Agreement is not consummated by February 7, 2013 (“the Deadline”), provided that, if approval from the Ministry of Communications and/or the Antitrust Commissioner is not received by the Deadline, the Deadline shall be automatically extended until March 28, 2013, and only subsequently shall each of the parties be permitted to the cancel the Agreement pursuant to this subclause; (2) if a government authority prevents the consummation of the Purchase Agreement; (3) if a third-party consent, which constitutes a suspending condition to the consummation of the Purchase Agreement, includes a condition that has a material adverse impact on Partner’s businesses or on the ability of the Company or of the Buyer, as the case may be, to consummate the Purchase Agreement; (c) by the Buyer, if the Company materially failed to fulfill an undertaking imposed on it by virtue of the Purchase Agreement, or if representations that the Company gave within the scope of the Purchase Agreement were discovered to be materially inaccurate, and this could suffice to prevent the fulfillment of the suspending conditions prescribed in the Purchase Agreement, subject to a 30-day rectification period (if relevant); (d) by the Company, if the Buyer materially failed to fulfill an undertaking imposed on it by virtue of the Purchase Agreement, or if representations that the Buyer gave within the scope of the Purchase Agreement were discovered to be materially inaccurate, and this could suffice to prevent the fulfillment of the suspending conditions prescribed in the Purchase Agreement, subject to a 30-day rectification period (if relevant); all being subject to and in accordance with the conditions and circumstances specified in the Purchase Agreement.

7.	Assignment of the Advent Loan

7.1
Concurrent with the signing of the Purchase Agreement, the Buyer and Advent (including an additional party in the Hutchison Group) engaged in an assignment agreement that regulates the relations between the Buyer and Advent in relation to all matters pertaining to the assignment of the Advent Loan (“the Assignment Agreement”). The consummation of the Assignment Agreement and the consummation of the Purchase Agreement are interdependent and shall be executed simultaneously.

7.2
The Company and Advent agreed to sign a reciprocal waiver and release document on the Consummation Date, under which it was agreed that, subject to the consummation of the Purchase Agreement and the Assignment Agreement, and in effect as of the Consummation Date as stated, including the execution of the assignment of the Advent Loan (including the payment of the interest in respect of the Advent Loan that is applicable up until the Consummation Date), the Company and Advent shall each irrevocably and unconditionally waive towards each other and any party on its behalf, any claim and/or allegation that might exist between them in relation to the Advent Loan (“the Reciprocal Waiver”). The Reciprocal Waiver shall be void ab initio in the event that the Assignment Agreement and/or the Purchase Agreement shall be cancelled or shall become invalid as a result of a judicial proceeding. In such instance, all of the rights and obligations between the Company and Advent pursuant to the Advent Loan shall revert to their original validity, all of the rights pursuant to the Assignment Agreement shall be rescinded, and each of the parties to the Assignment Agreement, as well as Scailex, shall be entitled to their rights and assets as had existed prior to the Consummation Date.

7.3	On the Signing Date, the Company also signed the following undertakings vis-à-vis Advent, which shall come into effect on the Consummation Date:

a.	The Company approves the engagement in the Assignment Agreement and the consummation thereof.

b.
The Company shall not assume any financial liability that is not during the ordinary course of business until the earlier of: (1) one business day after the Consummation Date; (2) 10 business days after the Assignment Agreement has been duly cancelled;

c.
To summon general meetings of holders of the Company’s public notes (Series A through D, F through I and Series 1), during which the noteholders shall be asked to approve the engagement in the Purchase Agreement and the assignment of the Advent Loan, which shall be convened by no later than December 25, 2012.

d.
Insofar as the consent of the holders of the public notes shall not be received prior to December 25, 2012, and if proceedings shall be instituted against Scailex, including liquidation or settlement proceedings, or if they threatened to institute such proceedings immediately, then Scailex shall cooperate with the Buyer and Advent in relation to the filing of a motion to the court to approve the Assignment Agreement or an arrangement similar thereto by way of an arrangement.

8.	Shareholders’ agreement between the Company and the Buyer

The Company and the Buyer shall sign a shareholders’ agreement on the Consummation Date in relation to their holdings of Partner Shares, which regulates their mutual accords relative to Partner as companies holding the control core of Partner (“the Shareholders’ Agreement”). The Shareholders’ Agreement shall come into effect on the Consummation Date. The principal provisions of this agreement are specified hereunder:

8.1
Subject to the provisions of any law, the Company and the Buyer agreed to a preliminary meeting to coordinate a uniform vote in advance of Partner’s general meeting. This arrangement shall apply as long as the Buyer and its related bodies have more Partner Shares than the Company, related bodies of the Company and a third party have, if the Company shall sell shares of Partner pursuant to the provisions of the Shareholders’ Agreement, and which shall join the Shareholders’ Agreement (“Joining Third Party”). This arrangement shall be decided by a simple majority of all of the voting rights in Partner of the Company, the Buyer, their related bodies and their Joining Third Parties. This arrangement shall apply, inter alia, to the matter of appointment of directors to Partner’s Board of Directors, as agreed upon between the parties as specified hereunder in clause 8.3; to the execution of particular amendments to Partner’s Articles of Association; to the approval of management agreements between the Buyer and/or its related bodies and Partner; to the approval of a registration rights agreement between the Company, the Buyer and Partner, whereby the Company and the Buyer shall be entitled to demand particular rights from Partner in relation to the listing of Partner shares for trading on the NASDAQ; to the approval of run-off insurance for incumbent officers of Partner prior to the Consummation Date; to the approval of a release, indemnity and insurance for officers who shall be holding office subsequent to the Consummation Date.

8.2
Notwithstanding that stated above in clause 8.1, and subject to the provisions of any law, it was agreed that as long as Scailex and its related bodies cumulatively hold at least 10% of Partner’s Share Capital, the Buyer and its related bodies shall not be allowed to approve any of the following actions during Partner’s general meeting without having received Scailex’s written consent thereto: (a) a material change in Partner’s sphere of business, or entry into a material new sphere of business; (b) a merger of Partner with a communications service-provider, or the acquisition thereof by Partner in a transaction valued in excess of USD 250 million; (c) the opening of liquidation or dissolution proceedings, or a stay of proceedings or a creditors’ arrangement; (d) transactions with interested parties, apart from the management agreements, a purchase of shares within the scope of a rights offering in Partner, a distribution of dividends or a rights registration agreement; (e) a change in Partner’s Share Capital that has a material and disproportionate adverse impact on Scailex’s rights to Partner Shares, or an allotment of a class of shares (or similar security) having preference over Partner Shares; (f) delisting of Partner shares from the Tel-Aviv Stock Exchange Ltd.; (g) amendments to Partner’s Articles of Association that have a material and disproportionate adverse impact on Scailex’s rights by virtue of the Articles of Association.

8.3
Subject to the provisions of any law, the Company and the Buyer agreed to institute all operations that are required, including the exercise of their voting power during Partner’s general meeting, in order to ensure that the composition of Partner’s Board of Directors shall be as follows: (a) the majority of the members of the Board of Directors shall be candidates who have been recommended by the Buyer; (b) the number of members of the Board of Directors who shall be candidates who are recommended by Scailex shall be determined according to the cumulative ratio of holdings of Partner’s Share Capital by Scailex and its related bodies, as follows: two members, if the cumulative holding ratio of Partner’s Share Capital is at least 10%; one member – if the cumulative holding ratio of Partner’s Share Capital is at least 5% but not more than 10% of Partner’s Share Capital; (c) that stated above in subclauses (a) and (b) shall not derogate from Scailex’s right, insofar as it shall exist, to be involved in the appointment of an “Israeli director” of Partner by Partner shareholders that are classified as “Israeli parties”; (d) as long as Scailex is entitled to appoint at least one director recommended on its behalf as stated, subject to any law, one director on its behalf shall be appointed as a member of each of the committees of Partner’s Board of Directors. The provisions of this clause shall be rescinded on the date that Scailex and its related bodies shall be owners of more Partner Shares than the Buyer and its related bodies own.

8.4
Subject to the provisions of any law, the Company vested the Buyer a Right of First Offer, in the instance whereby the Company and/or its related bodies shall seek to transfer at least 5% of Partner’s Share Capital to a third party (“the Offered Shares”), and, if the Right of First Offer was not exercised, the Right to Match, relative to the Offered Shares in the event that an offer from a third party shall be accepted in respect thereof; all being in accordance with and subject to the conditions and circumstances prescribed in the Shareholders’ Agreement. It is hereby clarified that the above Right of First Offer and Right to Match shall not apply in relation to the following: (a) a distribution of Partner Shares on the open market; (b) a sale of Partner Shares on the open market; (c) a transfer of shares to a related body of Scailex, which is controlled by Scailex (and which shall join Scailex as a party to the agreement); (d) a pledge of shares of Partner in relation to the assumption of a debt and/or in relation to a guarantee given in favor of related bodies of Scailex; (e) any sale to a third party by Scailex or any of its related bodies of less than 5% of Partner’s Share Capital.

8.5
Subject to the provisions of any law, the Shareholders’ Agreement shall automatically be cancelled or may be cancelled, as the case may be, in the following instances: (a) in the event of a change in control or insolvency or entry into an insolvency proceeding of Scailex – the Buyer shall be entitled to cancel; (b) in the event of a change in control over the Buyer or insolvency or entry into an insolvency proceeding of the Buyer – Scailex shall be entitled, for reasonable reasons, to cancel; (c) automatically, in the event that Scailex and its related bodies or the Buyer and its related bodies shall cumulatively hold less than 5% of Partner’s Share Capital; and (d) by Scailex or by the Buyer, and for any reason, in the event that Scailex and its related bodies shall be owners of more Partner shares than the Buyer and its related bodies own.

9.	Accounting, tax and cash flow implications

The Company has not yet completed its examination of the accounting and tax implications of the Transaction. Regarding the implications of the Transaction on the Company’s cash flow, see the Directors’ report relative to the quarter ending September 30, 2012, which shall be published shortly after this report.

The Company wishes to emphasize that the consummation of the Purchase Agreement, including the Shareholders’ Agreement, is subject to suspending conditions, which are not under the Company’s control and, notwithstanding the fact that, according to the Company’s assessment, it is highly likely that the suspending conditions shall be fulfilled, there is no certainty that the Purchase Agreement, including the Shareholders’ Agreement, shall be consummated at all, or according to the conditions and at the times specified above in particular.

Sincerely, Scailex Corporation Ltd. by: Mr. Yahel Shachar, C.E.O.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: December 3, 2012